March 31, 2010

INVESTMENT OBJECTIVE

The Merger Fund seeks to achieve capital growth by engaging in merger arbitrage.

PRINCIPAL INVESTMENT STRATEGY

The Fund normally invests at least 80% of its assets in companies involved in pending mergers, takeovers and other corporate reorganizations. For most of its merger arbitrage investments, the Fund's potential profit is equal to the difference between the price at which it acquires the target company's shares and their expected value upon completion of the transaction.

PRINCIPAL INVESTMENT RISK
The principal risk associated with the Fund's merger arbitrage strategy is that certain of the proposed reorganizations in which the Fund invests may be renegotiated or terminated, in which case losses may be realized. The Fund’s  investment strategy may result in short-term capital  appreciation. The Fund is not  a “diversified” fund.

PERFORMANCE

Annualized Returns vs. S&P 500 Index
(through March 31, 2010)

					Since
	1 Year	3 Years	5 Years	10 Years	Inception*
The Merger Fund	7.70%	2.64%	4.54%	4.33%	7.54%
S&P 500 Index**	49.77%	-4.17%	1.92%	-0.65%	9.06%
*January 31, 1989
**With dividends reinvested. The S&P 500 Index is an unmanaged composite index of 500 widely held stocks.

The performance figures shown above represent past performance and do not guarantee future results. The Fund's share price and return will vary, and investors may have a gain or loss upon redemption of their shares. Current performance may be lower or higher than the performance figures shown above. The Fund imposes a 2% redemption fee on shares redeemed within 30 days of purchase.  Current month-end performance is available at www.mergerfund.com.

FUND FACTS

Ticker	MERFX
CUSIP	589509108
Inception Date	1/31/89
NAV	$15.81
Minimum Initial Investment	$2,000
Minimum Initial IRA Investment	$2,000
Minimum Subsequent Investment	None
Total Net Assets	$2.9 billion
Management Fee†	.977%
Gross Expense Ratio	3.49%
Net Expense Ratio††	1.49%
Portfolio Turnover Rate	244.35%

†1.00% on net assets up to $1.5 billion, 0.9% on net assets between $1.5 billion and $2.0 billion, 0.8% on net assets between $2.0 billion and $5.0 billion and 0.75% on net assets over $5.0 billion.
††Excludes interest expense, borrowing expense on securities sold short and dividends on securities sold short.

PORTFOLIO
Equity Investments

Five largest positions as % of net assets:	26.4%
Median position size:	0.9%
Median market cap:	$3.5 billion
Number of long positions:	48
Number of short positions:	20
Long positions as % of net assets:	76.0%
Short positions as % of net assets:	26.0%
U.S. positions as % of longs:	72.4%
Australian positions as % of longs:	10.9%
European positions as % of longs:	10.7%
Asian positions as % of longs:	2.4%
So. American positions as % of longs:	1.0%
Canadian positions as % of longs:	0.1%

Top Ten Equity Holdings	(% of net assets)

XTO Energy Inc.	7.9%
Smith International Inc.	6.5%
Millipore Corp.	4.7%
AXA Asia Pacific Holdings Ltd.	3.8%
Terra Industries Inc.	3.4%
BJ Services Company	3.4%
Alcon Inc.	2.9%
OSI Pharmaceuticals, Inc.	2.8%
Brink's Home Security Holdings Inc.	2.8%
Tandberg ASA	2.7%

Fund holdings and asset allocation are subject to change at any time and are not  recommendations to buy or sell any security.

Before investing in The Merger Fund, consider its investment objectives, risks, charges and expenses. For a prospectus containing this and other information, contact your investment professional or view it online at www.mergerfund.com. Please read it carefully.

March 31, 2010

A TIME-TESTED INVESTMENT APPROACH

● Takeover stocks normally trade at a discount to the deal price because of the time value of money and the risk that the transaction won't be consumated on its original terms or at all. The size of this discount, known as the "arbitrage spread," primarily reflects the deal's expected timing and probability of success, although spreads are also influenced by interest rates and general market conditions.

● When investing in an all-cash takeover, the Fund typically attempts to capture the arbitrage spread by establishing a long position in the target company's shares following the deal's announcement—we never invest on rumors. The position is generally held until the deal closes, at which point the target's shares are exchanged for cash. The Fund's holding period may range from a few months to well over a year, although most of the Fund's gains have been short-term in nature.

● When investing in a stock-for-stock merger involving a fixed exchange ratio, the Fund normally combines a long position in the target with a short position in the acquirer. In this way the Fund is able to "lock in" the arbitrage spread between the two securities and is indifferent to fluctuations in the acquirer's stock price during the pendency of the transaction. Upon completion of the merger, shares in the target are exchanged for the acquirer's shares, and the short position is closed out.

● As shown by the Fund’s past performance in hostile market environments, risk management is more than just a buzzword at The Merger Fund. The Fund's risk management process begins with a disciplined, research-intensive approach to deal selection. Not all arbitrage opportunities offer the risk-reward profile the Fund requires.

● Portfolio diversification is another important element of the Fund's risk-management strategy. No matter how much we like a particular arbitrage situation, we won't bet the ranch on it.

● The Merger Fund also routinely employs a variety of hedging strategies to limit market-related risk. Some of these hedges are deal-specific, while others are designed to help insulate the entire portfolio from unfavorable market conditions that could have a negative effect on arbitrage investments in general.

● In "right-sizing" positions on a day-to-day basis, the Fund's managers rely on the judgment that comes from having invested in more than 2,500 mergers and takeovers. They also rely on an advanced suite of quantitative portfolio management tools that allow them to rank each deal in the Fund's investment universe and determine the price at which they would buy or sell any given stock.

● Thanks to its specialized investment approach and risk-management strategies, The Merger Fund has proven to be an excellent diversification tool when added to a basket of other mutual funds. Since inception, the Fund's returns have not been highly correlated with those of conventional equity mutual funds.

THE MERGER FUND®
Westchester Capital Management, Inc.
100 Summit Lake Drive, Valhalla, NY 10595
(914) 741-5600

For information please call: (800) 343-8959 Visit us at: www.mergerfund.com

FUND MANAGEMENT

Investment Adviser

The Fund's investment adviser is Westchester Capital Management, Inc. WCM has been conducting an investment advisory business since 1980. WCM and its affiliate, Green & Smith Investment Management L.L.C., currently have approximately $3.1 billion in assets under management.

Portfolio Management

Frederick W. Green, born 1946, has over 35 years’ experience in the investment business. After five years with Kidder, Peabody & Co. as a portfolio strategist, Fred joined Goldman, Sachs & Co., where he was Senior Portfolio Strategist and a member of the Investment Policy Committee. In 1980 he left Goldman and formed Westchester Capital Management, Inc. (“WCM”), a registered investment adviser.  In 1989 WCM launched The Merger Fund, the first mutual fund devoted exclusively to investing in companies involved in publicly announced mergers, takeovers and other corporate reorganizations.  Fred is President and co-manager of The Merger Fund and The Merger Fund VL.  He is also President of Green & Smith Investment Management L.L.C.  A graduate of Princeton University, Fred is a member of the New York Society of Security Analysts and the CFA Institute.

Roy D. Behren, born 1960, came to WCM in 1994 from the U.S. Securities and Exchange Commission.  After earning a B.S. in Economics at The Wharton School, he received a J.D. degree from the University of Miami Law School and an LL.M. degree in corporate law from the New York University School of Law.  He then joined the SEC's New York Regional Office, where he worked as an enforcement attorney for seven years prior to starting his investment career at WCM.  From 2004 through 2006, Roy served as a member of Redback Networks’ Board of Directors and its Audit Committee.  He is co-portfolio manager and the Chief Compliance Officer for Westchester Capital Management Inc. and affiliate, Green and Smith Investment Management L.L.C.

Michael T. Shannon, born 1966, joined WCM in 1996.  He received a B.S. in Finance from Boston College and was subsequently hired by J.P. Morgan, where he worked in the firm's corporate finance, mergers & acquisitions and equity research departments. After a brief period as Senior Vice President in charge of Mergers and Special Situations at D.E. Shaw & Co. from March 2005 to May 2006, he rejoined WCM as co-portfolio manager. Mike, who holds a Chartered Financial Analyst certification, is a member of the New York Society of Security Analysts and the CFA Institute.